Issuer Free Writing Prospectus dated May 19, 2015

Filed Pursuant to Rule 433

Registration No. 333-192327

ENERGY TRANSFER EQUITY, L.P.

5.500% Senior Notes due 2027

Pricing Term Sheet

Issuer:	Energy Transfer Equity, L.P.

Security Type:	Senior Notes

Issue Ratings (Moody’s / S&P / Fitch)*:	Ba2 / BB / BB+

Minimum Denomination:	$2,000

Pricing Date:	May 19, 2015

Settlement Date:	May 22, 2015

Maturity Date:	June 1, 2027

Principal Amount:	$1,000,000,000

Benchmark:	6.375% due August 15, 2027

Spread to Benchmark:	+ 323 bps

Yield to Maturity:	5.674%

Coupon:	5.500%

Public Offering Price:	98.50%

Gross Spread:	0.00%

Net Proceeds to Issuer (before expenses):	$985,000,000

Optional Redemption:
Make-Whole Call:	T+50 prior to March 1, 2027
Call at Par:	On or after March 1, 2027

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2015

Interest Record Dates:	May 15 and November 15

CUSIP / ISIN:	29273V AF7 / US29273VAF76

Joint Active Physical Book-Running Managers:	Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

Billing and Delivery Agent:	Morgan Stanley & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

CHANGES TO THE PRELIMINARY PROSPECTUS SUPPLEMENT

In addition to the pricing information set forth above, the preliminary prospectus supplement is hereby updated to reflect the following changes:

Increase in Aggregate Principal Amount

The aggregate principal amount of 5.500% Senior Notes due 2027 (the “2027 Notes”) offered hereby has been increased to $1.0 billion from an expected $750 million.

Use of Proceeds

We intend to use the net proceeds from this offering to repay all indebtedness outstanding under our revolving credit facility and partially repay indebtedness outstanding under our $1.4 billion term loan facility.

Capitalization

The following numbers in the “As Adjusted” column of the table under “Capitalization” on page S-26 of the preliminary prospectus supplement and each other location where such disclosure may appear in the preliminary prospectus supplement are amended to read as follows:

As of March 31, 2015
As Adjusted
(Dollars in millions)
Cash and Cash Equivalents	$1,978

Long-term Debt:
Debt of ETE
Revolving Credit Facility	—
Term Loan Facility	1,340
Notes Offered Hereby	1,000
Unamortized premiums, net of discounts and fair value adjustments	137
Total Long-Term Debt	33,442
Total Equity	22,791
Total Capitalization	$56,233

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This information does not purport to be a complete description of these notes or the offering. Please refer to the preliminary prospectus supplement for a complete description.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement which may be obtained from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.